                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2002.

                           REPADRE CAPITAL CORPORATION
                              (Name of Registrant)

       130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
                    (Address of principal executive offices)

OCTOBER 28, 2002 PRESS RELEASE: IAMGOLD, REPADRE ANNOUNCE BUSINESS COMBINATION OCTOBER 31, 2002 PRESS RELEASE: REPADRE REPORTS TARKWA & DAMANG RESERVES
& RESOURCES

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                            Form 20-F /X/ Form 40-F
                                                      ---          ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.
                                            Yes            No /X/
                                                ---           ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               REPADRE CAPITAL CORPORATION -- SEC FILE NO. 0-12793
                                  (Registrant)

Date: November 8, 2002        By:


                                         /s/ Grant A. Edey
                                 -----------------------------------------------
                                             Grant A. Edey, Secretary


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      [KING OF GOLD LOGO]                                 [REPADRE LOGO]

------------------------------------      ------------------------------------
TSX TRADING SYMBOL:  IMG                  TSX TRADING SYMBOL:  RPD
52 WEEK TRADING                           52 WEEK TRADING
  RANGE:             CDN $3.20-$8.75        RANGE:             CDN $3.47-$9.31
TOTAL SHARES                              TOTAL SHARES
  OUTSTANDING:       78,555,722             OUTSTANDING:       39,306,667
FULLY DILUTED:       83,743,859           FULLY DILUTED:       41,056,667
------------------------------------      ------------------------------------

FOR IMMEDIATE RELEASE:  OCTOBER 28, 2002                            NO. NEW/01


                 IAMGOLD, REPADRE ANNOUNCE BUSINESS COMBINATION
===============================================================================
MARKHAM AND TORONTO, ONTARIO, CANADA, OCTOBER 28, 2002 - IAMGOLD CORPORATION ("IAMGOLD"--TSX:IMG) AND REPADRE CAPITAL CORPORATION ("REPADRE"--TSX:RPD). The respective Boards of Directors of IAMGOLD and Repadre are pleased to announce that they have unanimously approved the proposed business combination of the two companies. This merger will create one of the strongest intermediate gold producers in the industry. The combined company has a common vision of providing shareholders with significant gold leverage at low-risk through a non-operating strategy.

After the merger, IAMGOLD will offer investors exceptional value based on a unique combination of quality, long-life assets, sound financial strength and an excellent growth profile.

Post-transaction IAMGOLD will include:
   / /   Annual gold production of 450,000 ounces from four operations
   / /   Combined cash costs of US$180/oz of gold
   / /   Reserves in excess of 3.4 million ounces of gold
   / /   Additional measured and indicated resources of some 2 million ounces of gold
   / /   World class operating partners:  AngloGold Ltd. and Gold Fields Limited
   / /   Long-life assets
   / /   Discretionary bullion/cash of US$60 million
   / /   Attributable bullion/cash of US$80 million
   / /   Expected annual cash flow in excess of US$40 million
   / /   No corporate debt
   / /   A market capitalization of Cdn$800 million
   / /   A strong management team with a proven record for creating value
   / /   A broad portfolio of development, exploration and royalty assets

SUMMARY OF COMBINATION TERMS:
The consolidation of the companies will be achieved by a Plan of Arrangement, whereby Repadre shareholders will receive 1.6 IAMGOLD shares for each Repadre share, with IAMGOLD as the continuing company. The exchange ratio implies a price of $8.48 Cdn for each Repadre share, based on the closing market price of both TSX-listed company's shares on Friday October 25, 2002.

TERMS OF THE AGREEMENT:
   / /   Due diligence completion date:  November 29, 2002.
   / /   Repadre Special Meeting of Shareholders expected January 2003.
         Latest completion date:  February 28, 2003.
   / / Support arrangements have been secured with Dundee Bancorp. Inc. (16.6% Repadre shareholder) and IAMGOLD Co-Chairmen
         (26.2% combined shareholders)
   / /   Reciprocal break fees of C$5 million
   / / Fairness opinions to be provided to the respective Boards of Directors of IAMGOLD and Repadre.
   / / The IAMGOLD Board of Directors will increase to nine directors, including three directors from the current Repadre Board.
   / / The IAMGOLD management team will include the appointment of Joseph Conway (Repadre) to President and CEO of IAMGOLD. William Pugliese and Mark Nathanson, will continue as Co-Chairmen of the Board of Directors of IAMGOLD and Todd Bruce will continue as Chief Operating Officer of IAMGOLD.

Completion of the combination of the two companies is subject to, among other things, receipt of all regulatory approvals.

IAMGOLD Co-Chairman and CEO, Bill Pugliese is joined by IAMGOLD Co-Chairman and Director Mark Nathanson in stating: "This is a very exciting step forward for our Company. We strongly believe that this combination is logical given the similar strategies of the two companies. The combined management team will possess the strength and technical skills to continue making sound acquisitions in order to maintain the Company's strategy for growth and to be effective partners in mining operations."

Joseph Conway, the current President and CEO to Repadre, said: "Repadre's Board and management share Bill and Mark's enthusiasm. We believe that this is a win-win scenario for all shareholders. While both companies have significant strengths on a stand-alone basis, the combination creates an investment vehicle with a production base comparable to any leading mid-tier gold producer. In addition, with US$60 million of uncommitted cash, strong cash flow growth, and little or no capital requirements, the combined management teams will be able to drive the company forward. We are confident the merged company will also attract new investors due to the enhanced profile within the global gold industry."


                                                                              2
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CONFERENCE CALL/WEBCAST DETAILS:
A Conference Call and simultaneous webcast will take place at 10:30 am Eastern Time on October 29, 2002. The simultaneous webcast of the call and presentation may be accessed via IAMGOLD's website at www.iamgold.com or Repadre's website at www.repadre.com. If you wish to take part in the audio portion of the conference call, please contact the following numbers 416-640-4127 and toll free 1-877-823-6611 at 10:15 am Eastern Time. For further information regarding the conference call and simultaneous webcast, please contact IAMGOLD's Investor Relations Department at one of the numbers listed below.

Disclaimer:
Some of the statements contained in this press release may be forward-looking statements, such as estimates and statements that describe IAMGOLD's future plans, objectives or goals. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. There can be no assurance that such statement will prove to be accurate.





        FOR FURTHER INFORMATION CONTACT ONE OF THE FOLLOWING INDIVIDUALS:
      TODD BRUCE, PRESIDENT AND CHIEF OPERATING OFFICER IAMGOLD CORPORATION
           JOSEPH CONWAY, CEO & PRESIDENT, REPADRE CAPITAL CORPORATION
        GRANT EDEY, CHIEF FINANCIAL OFFICER, REPADRE CAPITAL CORPORATION
    LARRY PHILLIPS, VICE-PRESIDENT CORPORATE DEVELOPMENT, IAMGOLD CORPORATION
      JOANNE C. JOBIN, DIRECTOR OR INVESTOR RELATIONS, IAMGOLD CORPORATION

IAMGOLD: TEL: 905 477 4420   FX: 905 477 4426   N.A.TOLL FREE: 1 888 IMG 9999
                 REPADRE:  TEL: 416 365 8090   FX: 416 365 8065

                                  PLEASE NOTE:
      THIS ENTIRE PRESS RELEASE MAY BE ACCESSED VIA FAX, E-MAIL, IAMGOLD'S
       WEBSITE AT WWW.IAMGOLD.COM OR REPADRE'S WEBSITE AT WWW.REPADRE.COM
            AND THROUGH CANADA NEWSWIRE'S WEBSITE AT WWW.NEWSWIRE.CA
  ALL MATERIAL INFORMATION ON IAMGOLD AND REPADRE CAN BE FOUND AT WWW.SEDAR.COM

                        CONFERENCE CALL/WEBCAST DETAILS:
          THERE WILL BE A SIMULTANEOUS WEBCAST/CONFERENCE CALL HELD ON
                    OCTOBER 29, 2002, 10:30 AM EASTERN TIME.
        IF YOU WOULD LIKE TO PARTICIPATE, PLEASE CONTACT 416 640 4127 OR
                          TOLL FREE AT 1 877 823 6611.
     THE PRESENTATION WILL BE AVAILABLE ON BOTH IAMGOLD AND REPADRE WEBSITES
                          AT THE ABOVE-NOTED ADDRESSES.


                                                                             3
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PRESS RELEASE - OCTOBER 31, 2002

              REPADRE REPORTS TARKWA & DAMANG RESERVES & RESOURCES

                              SYMBOL RPD - TORONTO

Toronto, ON - Repadre Capital Corporation (RPD:TSX) is pleased to provide mineral reserve and resource information related to its 18.9% interest in the Tarkwa and Damang mines in Ghana. The tables provided below are derived from the annual report of Gold Fields Limited (headquartered in South Africa) which was released yesterday. Gold Fields, the operator of the Tarkwa and Damang mines, reports the mineral resources and reserves according to the South African Code for Reporting Mineral Resources and Reserves (SAMREC Code). The reserves and resources are estimated as at June 30, 2002. Reserves have been calculated using a gold price of US$285 per ounce. Gold price sensitivities are also included.


TARKWA - 100% BASIS

MINERAL RESERVES AND STOCKPILES

                                                      Tonnes (Mt)           Grade (g/t)          Gold (000 oz)
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
CATEGORY                                               2002       2001       2002       2001       2002       2001
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
MINERAL RESERVES*
Proved                                                 57.5       72.7        1.4        1.5      2,680      3,440
Probable                                               89.6       58.5        1.3        1.8      3,760      3,422
Total Proved and Probable +                           147.2      131.2        1.4        1.6      6,440      6,862
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
LOW-GRADE OPERATIONAL STOCKPILES
Proved                                                  3.4         --        0.8         --         90         --
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
GRAND TOTAL                                           150.7      131.2        1.4        1.6      6,530      6,862
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------

* Tarkwa reserves based on heap leach, mill and owner mining costs.
+ Open cut

MINERAL RESERVE SENSITIVITY TO GOLD PRICE

           $260/OZ                        $285/OZ                      $300/OZ                      $325/OZ
------------ --------- -------- --------- --------- -------- --------- --------- -------- --------- --------- --------
     Tonnes     Grade     GOLD    Tonnes     Grade     GOLD    Tonnes     Grade     GOLD    Tonnes     Grade     GOLD
       (Mt)     (g/t)    (MOZ)      (Mt)     (g/t)    (MOZ)      (Mt)     (g/t)    (MOZ)      (Mt)     (g/t)    (MOZ)
------------ --------- -------- --------- --------- -------- --------- --------- -------- --------- --------- --------
      119.8       1.4      5.3     150.7       1.4      6.5     171.9       1.3      7.4     217.0       1.3      9.0
------------ --------- -------- --------- --------- -------- --------- --------- -------- --------- --------- --------

MINERAL RESOURCES AND STOCKPILES

                                                      Tonnes (Mt)           Grade (g/t)          Gold (000 oz)
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
CATEGORY                                               2002      2001        2002       2001       2002       2001
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
MINERAL RESOURCES
Measured                                              168.4      310.3        1.5        1.5      8,121     15,280
Indicated                                            *105.5       28.4        1.8        1.9      5,951      1,700
Total Measured and Indicated +                        273.9      338.7        1.6        1.7     14,072     16,980
Inferred                                             **52.6        1.7        2.8        1.6      4,728         87
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
LOW-GRADE OPERATIONAL STOCKPILES
Measured                                                3.4         --        0.8         --         90         --
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------

* Includes 26.9 million tonnes of shallow underground Indicated Mineral Resource at 2.0g/t cut-off (2.7 million ounces)
** Includes 43.7 million tonnes of shallow underground Indicated Mineral Resource at 2.0g/t cut-off (4.4 million ounces)
+    Open cut and shallow underground

The above mineral resources for 2002 have been constrained using a pit shell designed at a gold price of US$325 per ounce which was not done for the resources under the 2001 column. To encapsulate the shallow underground potential, mineralised zones below the pit shells and above a 2g/t cut-off have been classified and included within the Indicated and Inferred Mineral Resource categories. In addition, for 2002, individual resources categories are now defined using confidence limits.

The fiscal 2001 resource study concluded that there is an historical, positive discrepancy of 14 per cent on tonnage and 4 per cent on grade when reconciling the resource model and mining production since the inception of surface mining at Tarkwa. These factors have not been used in the derivation of the present Mineral Resource.

DAMANG - 100% BASIS

MINERAL RESERVES AND STOCKPILES

                                                      Tonnes (Mt)           Grade (g/t)          Gold (000 oz)
------------------------------------------------- --------------------- --------------------- ---------------------
CATEGORY                                               2002       2001       2002       2001       2002       2001
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
MINERAL RESERVES
Proved                                                  5.0        7.3        2.5        2.6        393        603
Probable                                                5.8        6.4        1.9        2.2        361        445
Total Proved and Probable +                            10.8       13.8        2.2        2.4        754      1,048
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
LOW-GRADE OPERATIONAL STOCKPILES
Proved                                                 10.0        9.3        1.4        1.3        435        383
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
GRAND TOTAL                                            20.7       23.1        1.8        1.9      1,189      1,431
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------

+    Open cut

MINERAL RESERVE SENSITIVITY TO GOLD PRICE

------------------------------- ---------------------------- ---------------------------- ----------------------------
           $260/OZ                        $285/OZ                      $300/OZ                      $325/OZ
------------------------------- ---------------------------- ---------------------------- ----------------------------
     Tonnes    Grade      GOLD    Tonnes    Grade      GOLD    Tonnes    Grade      GOLD    Tonnes     Grade     GOLD
       (Mt)    (g/t)     (MOZ)      (Mt)    (g/t)     (MOZ)      (Mt)    (g/t)     (MOZ)      (Mt)     (g/t)    (MOZ)
------------ -------- --------- --------- -------- --------- --------- -------- --------- --------- --------- --------
       18.7      1.8       1.1      20.7      1.8       1.2      21.9      1.7       1.2      23.6       1.7      1.3
------------ -------- --------- --------- -------- --------- --------- -------- --------- --------- --------- --------


MINERAL RESOURCES AND STOCKPILES

                                                      Tonnes (Mt)           Grade (g/t)          Gold (000 oz)
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
CATEGORY                                               2002       2001       2002       2001       2002       2001
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
MINERAL RESOURCES
Measured                                                7.1       13.0        2.4        2.3        550        955
Indicated                                              10.0       26.3        2.0        1.6        630      1,388
Total Measured and Indicated +                         17.1       39.3        2.1        1.9      1,180      2,343
Inferred                                                2.6       17.4        1.8        1.8        150      1,021
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
LOW-GRADE OPERATIONAL STOCKPILES
Measured                                               10.0        9.3        1.4        1.3        435        383
------------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------

+    Open cut

For Damang, apart from the constraint on the resource model, no significant changes have been made to the underlying assumptions that govern the reserve base. The Mineral Resource and Reserve figures for fiscal 2001 are quoted at June 2001 and are in accordance with the terms and definitions used by Ranger Minerals Ltd.

SOME OF THE STATEMENTS CONTAINED IN THIS RELEASE MAY BE FORWARD-LOOKING STATEMENTS, SUCH AS ESTIMATES AND STATEMENTS THAT DESCRIBE REPADRE'S FUTURE PLANS, OBJECTIVES OR GOALS. SINCE FORWARD-LOOKING STATEMENTS ADDRESS FUTURE EVENTS AND CONDITIONS, BY THEIR VERY NATURE, THEY INVOLVE INHERENT RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND THAT ACTUAL RESULTS AND FUTURE EVENTS IN EACH CASE COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED IN SUCH STATEMENTS BY REASON OF SUCH FACTORS AS, BUT NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC AND MARKET CONDITIONS.
                                     - 30 -
For further information contact:

Joseph Conway
President and CEO: 416-365-2430

Grant Edey
VP, Finance & CFO: 416-365-5161

Website:        www.repadre.com
E-mail:         info@repadre.com



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